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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                  NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
        (Check One):                                                  000-23185
                                                                    CUSIP NUMBER

[ ] Form 10-K and Form 10-KSB    [ ] Form 20-F     [ ] Form 11-K     [X] Form 10-Q and Form 10-QSB
                                 [ ] Form N-SAR

         For Period Ended: June 30, 2000
                           -------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
                  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART 1--REGISTRANT INFORMATION

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      Full Name of Registrant: Petroglyph Energy, Inc.

      Former Name if Available:

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
      Address of Principal Executive Office (Street and Number):    1302 North Grand Street

          City, State and Zip Code:         Hutchinson, Kansas  67501

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PART II--RULES 12b-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

Petroglyph Energy, Inc. (the "Company") is not able to file its Form 10-Q within the prescribed period. On June 20, 2000 the Company entered into an Agreement and Plan of Merger with III Exploration Company, an Idaho corporation ("III Exploration"), pursuant to which, subject to stockholder approval, a wholly-owned subsidiary of III Exploration would be merged with and into the Company. Subsequently, Intermountain Industries, Inc., the parent company of III Exploration, purchased at par the Company's indebtedness under its credit agreement with The Chase Manhattan Bank. The acquisition of this indebtedness had a significant impact on the Company's discussion of its financial condition and liquidity. The Company was not able to file its Form 10-Q within the prescribed period as a result of the updated discussion the Company felt was necessary for a complete understanding of its financial condition and liquidity.



                                                 (Attach Extra Sheets if Needed)
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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

          S. Kennard Smith              (316)                   665-8500
          ----------------           -----------           ------------------
               (Name)                (Area Code)           (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [ ] Yes    [X] No

Registrant's Form 10-K for the year ended December 31, 1999




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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net loss available to common shareholders for the six month period ended June 30, 2000 was ($2,225,000) compared to a net loss of ($196,000) for the same period in 1999. Primary factors contributing to the increase in the losses were increased interest expense, increased operating expense and merger expense.




                             PETROGLYPH ENERGY, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date August 15, 2000               By:      /s/ S. KENNARD SMITH
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                                            S. Kennard Smith, Vice President
                                            and Chief Financial Officer